FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02058675

Report of Foreign Issuer
September 17, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

OJSC WBD Foods announces the purchase of a 78.5634% share in the charter capital of OOO Anninskoye Moloko, and the decrease of the share of OJSC Lianozovo Dairy Plant in the charter capital of OOO Anninskoye Moloko from 100% to 21.4366%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ______________________

Name: Vladimir V. Preobrajensky

Title: Chief Financial Officer, Wimm-Bill-Dann Foods OJSC

Date: September 17, 2002

MO_DOCS\29869.1[W2000]

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
September 17, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

OJSC WBD Foods announces the purchase of a 78.5634% share in the charter capital of OOO Anninskoye Moloko, and the decrease of the share of OJSC Lianozovo Dairy Plant in the charter capital of OOO Anninskoye Moloko from 100% to 21.4366%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ____________________
Name: Vladimir V. Preobrajensky
Title: Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: September 17, 2002

MO_DOCS\29869.1[W2000]

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
September 17, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

OJSC WBD Foods announces the purchase of a 78.5634% share in the charter capital of OOO Anninskoye Moloko, and the decrease of the share of OJSC Lianozovo Dairy Plant in the charter capital of OOO Anninskoye Moloko from 100% to 21.4366%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ______________________
Name: Vladimir V. Preobrajensky
Title: Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: September 17, 2002

MO_DOCS\29869.1[W2000]

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
September 17, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

OJSC WBD Foods announces the purchase of a 78.5634% share in the charter capital of OOO Anninskoye Moloko, and the decrease of the share of OJSC Lianozovo Dairy Plant in the charter capital of OOO Anninskoye Moloko from 100% to 21.4366%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ______________________
Name: Vladimir V. Preobrajensky
Title: Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: September 17, 2002

MO_DOCS\29869.1[W2000]

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
September 17, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

OJSC WBD Foods announces the purchase of a 78.5634% share in the charter capital of OOO Anninskoye Moloko, and the decrease of the share of OJSC Lianozovo Dairy Plant in the charter capital of OOO Anninskoye Moloko from 100% to 21.4366%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ______________________
Name: Vladimir V. Preobrajensky
Title: Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: September 17, 2002

MO_DOCS\29869.1[W2000]

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
September 17, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

OJSC WBD Foods announces the purchase of a 78.5634% share in the charter capital of OOO Anninskoye Moloko, and the decrease of the share of OJSC Lianozovo Dairy Plant in the charter capital of OOO Anninskoye Moloko from 100% to 21.4366%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ______________________
Name: Vladimir V. Preobrajensky
Title: Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: September 17, 2002

MO_DOCS\29869.1[W2000]

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
September 17, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

OJSC WBD Foods announces the purchase of a 78.5634% share in the charter capital of OOO Anninskoye Moloko, and the decrease of the share of OJSC Lianozovo Dairy Plant in the charter capital of OOO Anninskoye Moloko from 100% to 21.4366%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ______________________
Name: Vladimir V. Preobrajensky
Title: Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: September 17, 2002

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
September 17, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

OJSC WBD Foods announces the purchase of a 78.5634% share in the charter capital of OOO Anninskoye Moloko, and the decrease of the share of OJSC Lianozovo Dairy Plant in the charter capital of OOO Anninskoye Moloko from 100% to 21.4366%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ______________________________
Name: Vladimir V. Preobrajensky
Title: Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: September 17, 2002

MO_DOCS\29869.1[W2000]